www.linkedin.com/in/hammmarkd
(LinkedIn)

Top Skills

Strategy
Start-ups
Innovation Management

Patents

Sensor based logistics system
Controlling meta-data of information resources
Sensor based logistics system

Mark Hamm

COO helping change the future in last mile autonomous delivery.
Memphis Metropolitan Area

Summary

• Working on pioneering UAVs for commercial vehicles

• Passion for building businesses that put people first, creating opportunity from change, and having an impact for good

• Proven success as a strategic thinker and servant leader, and delivering results in the form of new business models, platforms, experiences, tech, and startups

• Experienced in growth-oriented high-change technology, data, services, and logistics industries

• Skilled in startup and executive leadership, strategy, new ventures, team building, effective innovation, customer experience, platforms, B2B SaaS, and big data/ML

Experience

DRONEDEK Corporation
COO
June 2022 - Present (2 months)
Greater Memphis

Dronedek is the innovator in intelligent mailbox systems for the autonomous last mile. They are growing their lead as the best endpoint for automated and conventional deliveries by Drones, Robots, and Carriers through strategic partnerships and pilots at present. Dronedek mailboxes facilitate fast and secure automated deliveries and pickups of everything from chicken wings to medical supplies, across cities, suburbs, and rural communities.

Jetavate
Principal & Cofounder
October 2011 - Present (10 years 10 months)
Memphis Metropolitan Area

Innovation, Technology, and New Ventures Consulting and Advising.

Helping New Ventures and Fortune 500 innovation teams and leaders pioneer markets, commercialize innovation, and transform change into opportunity. Expertise in platform strategy/development, business agility, customer experience, SaaS ops, and innovation commercialization.

Initially operated from 2011 to 2014. Relaunched 2020 Still working as an advisor.

Perimeter Aero, Inc. DBA Perimeter
CEO Cofounder
July 2021 - May 2022 (11 months)
United States

Perimeter pioneered UAV technology to enable autonomous vehicle safety and security perimeters necessary for driverless truck compliance in "sitting duck" scenarios. Perimeter's solution automatically deploys emergency safety devices, interacts with first responders, secures cargo, collects forensic data, and much more. Perimeter has paused development and ops but will continue to solidify and license its global IP for the top Autonomous Truck Providers, including Aurora, Einride, Embark, Gatik, Kodiak, Locomation, Plus, Torc, and TuSimple.

ProofPort
CEO Cofounder
October 2014 - January 2020 (5 years 4 months)
Greater Memphis Area

Launched and led this RegTech SaaS startup to make B2B safer by keeping third-party proof of compliance data up-to-date for PCI, GDPR, HIPAA, SSAE 18, and FedRAMP. Raised $3.5MM. Shutdown operations Dec-31-2019.

ProofPort's accomplishments included navigating three customer-led strategic pivots, a customer beta with the largest app on the Salesforce Marketplace (15,000+ B2B customers), a successful product launch in Oct-2019, and a third-place finish out of 800+ FinTech startups at Money20/20.

FedEx
VP Innovation
July 2007 - October 2011 (4 years 4 months)
Memphis Metropolitan Area

Designed, built, championed, and led an Innovation team that was a strategic collaboration between the FedEx Services and FedEx IT organizations. In the first four months, I successfully overcame many barriers to construct a plan, make a case, secure a $25MM budget, and assemble a 50+ person cross-disciplinary team. FedEx Innovation had two primary objectives: Change what's possible with new practices, insights, technologies, and businesses. Increase long-term revenue, organic growth, and strategic advantage by fostering new levels of innovation practice, enterprise adaptability, and entrepreneurial thinking throughout FedEx.

Pioneered a leading-edge customer co-creation process with 30 FedEx customers to refine and co-create the last 10% of a new service called SenseAware, Resulting in accelerated learning and launch, as well as rave reviews and increased adoption by customers. SenseAware was a revolutionary patented sensor platform for managing Sensor-based Logistics globally. Launched a decade before competitive alternatives and is still a multi-million dollar business for FedEx today. Inventor on three SenseAware patents, including US Patent 8,299,920.

Collaborated with world-class Design/Innovation firms: Doblin, IDEO, Conifer Research, Jump, Cooper Perkins, Odopod, and others on a regular basis. Led the FedEx Corporate Innovation Management Committee for all of FedEx. Awards and recognition included: an Addy, World Mail Awards in both Innovation and Security, and FastCompany Top-20 Most Creative People in 2010.

Seepiphany, LLC
Partner Service Innovation
January 2006 - July 2007 (1 year 7 months)
Memphis Metropolitan Area

Service Innovation Consultancy specializing in prototyping and developing Services, Customer Experience, and Software-as-a-Service.

ServiceMaster
VP Customer Experience
2005 - 2006 (1 year)
Memphis Metropolitan Area

Worked for headquarters in Chicago to develop and lead unified Customer Experience Management (CEM) strategy, capabilities, and team across business units that included Terminix, TruGreen, Merry Maids, American Home Shield and others.

ComplyChain
CEO Founder
2001 - 2005 (4 years)
Memphis Metropolitan Area

RegTech SaaS startup for Global 2000 enterprises managing B2B compliance and security metadata between organizations in their B2B networks.
10 employees, $3MM raised.

dotLogix
CTO
1999 - 2000 (1 year)
Greater Memphis Area

Supply Chain & Order Management SaaS platform startup, VC-backed, 65 employees, $4MM+ revenue, 3 spin-offs.

AutoZone
VP IT
1992 - 1999 (7 years)
Greater Memphis Area

Drove innovation and new capabilities development for this Fortune 500 retailer of automotive parts and repair to help drive growth from 700 stores/ $700MM to 3,400 stores/$3.4B.

Created new leading-edge customer experiences with big data, advanced analytics, Machine Learning, and other emerging technologies. Led five Directors and 150 IT professionals responsible for merchandising, eCommerce, supply chain, warehouse, and business intelligence/analytics systems.

Also managed architecture, emerging technologies, data management, Y2K, infrastructure, security, and PeopleSoft back office. Jointly managed a $55MM IT budget and an additional 250 outsourced IT professionals in Dallas and India

Other roles: Sr. Director IT, Director IT, Merchandising/Marketing Project Manager, Analyst — 1992-1995

Accel Partners
Software Developer
1989 - 1990 (1 year)

Young Life
Leader (Staff)
1988 - 1989 (1 year)
Princeton, New Jersey, United States

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA, Strategy and
Marketing · (1990 - 1992)

Rutgers, The State University of New Jersey-New Brunswick
BS, Computer Science · (1984 - 1988)